[RUTAN & TUCKER, LLP LETTER HEAD]

February 23, 2010

VIA EMAIL AND
EDGAR CORRESPONDENCE

Perry J. Hindin, Esq. Special Counsel Office of Mergers & Acquisitions Securities and Exchange Commission Mail Stop 3628 100 F Street, N.E. Washington, D.C. 20549

Re:	Opportunity Investment Fund I, LLC File No. 005-80150

Dear Mr. Hindin:

This letter responds to your request on February 18, 2010 relating to whether the mini-tender offer by Opportunity Investment Fund I, LLC (the “Company”) for shares of Piedmont Office Realty Trust, Inc. (“Piedmont”) complies with Rule 14e-1(c) of the Securities Exchange Act of 1934, as amended (the “Prompt Payment Rule”).

On November 16, 2009, the Company commenced a tender offer for up to 100,000 shares of Common Stock of Piedmont (the “Shares”).  On December 18, 2009, the Company’s tender offer was terminated.  Prior to the termination of the tender offer, nine stockholders submitted Letters of Transmittal for an aggregate of 24,448.164 shares.

At the time the tender offer was commenced, the Shares were not traded on any national securities exchange and were illiquid.  The Company’s tender offer afforded stockholders the ability to liquidate their Shares at their election.  Although the tender offer expired on December 18, 2009, the Company was not able to confirm that the transfers to the Company could be accomplished or that the stockholders were even the beneficial owners of the Shares until February 19, 2010.

The Company did not violate the Prompt Payment Rule because:

•	The Company could not confirm that the Shares could be transferred until February 19, 2010 due to the delays in the transfer process described below;

Perry J. Hindin, Esq.
February 23, 2010

•	The Shares are uncertificated securities and the Company could not confirm that any actual Shares were tendered without cooperation from Piedmont’s transfer agent ;

•	An earlier payment by the Company would have resulted in the Company paying for Shares that it would never have owned;

•	The Company never possessed, owned or received the benefit of any Shares until February 19, 2010;

•
The Company’s intent from the beginning was to pay as quickly as possible but the unprecedented transfer delays and inability to confirm that the Shares could and would be transferred led to the long delay in payment;

•
The tender offer documents disclosed that the Company would pay for tendered Shares “promptly (within three business days, to the extent possible) upon the confirmation from the Corporation that the Shares will be transferred to the Purchaser” which has been complied with;

•	Each stockholder was informed of the delays and provided additional documentation requested by the transfer agent; and

•
As disclosed in the Company’s tender offer documents, the delay permitted stockholders to withdraw their tendered Shares after January 15, 2010 which was exercised by two of the nine stockholders who initially submitted the requested paperwork to tender their shares.

Discussed below is further detail on the events that have transpired since the offer terminated:

The Letters of Transmittal that were mailed to the Company by the stockholders prior to the time the offer expired were sent (9 stockholders submitted Letters of Transmittal for an aggregate of 24,448.164 shares), by email and fax, to Piedmont’s transfer agent (the “Transfer Agent”)1 on December 23, 2009.  While the email was not received or accepted by the Transfer Agent’s email system, the fax was successfully sent.  However, despite leaving several phone messages, the Transfer Agent did not confirm receipt of the Letters of Transmittal until December 31, 2009.

1           Company counsel has been corresponding with a representative of Wells Real Estate Funds, Inc., an affiliate of with Wells Capital, Inc. Wells Capital is under contract to provide transfer agent services for Piedmont Office Realty Trust, Inc.

Perry J. Hindin, Esq.
February 23, 2010

On December 31, 2009, the Transfer Agent informed Company counsel by email that the forms submitted were not identical to the forms generally used, but that legal counsel to the Transfer Agent would review the forms submitted.  Company counsel engaged in several conversations with the Transfer Agent and its counsel in the spirit of expediting the transfer process to ensure payment could be made as soon as possible.  However, Company counsel was informed on January 8, 2010 that the ‘Transfer and Assignment of Shares’ forms that were already submitted were deficient as they did not contain certain notices and, as a result a different, ‘Transfer and Assignment of Shares’ form (the “Additional Form”) containing the additional notices would have to be submitted for each of the stockholders before the transfers could be processed.2  We note that at this point the Company could not be obligated to make payment as it did not know whether the stockholders would complete the Additional Form or whether such stockholders would exercise their right to withdraw.  The Additional Form was sent to each of the nine stockholders on January 8, 2010.

As set forth in the Offer to Purchase, the stockholders had the opportunity to withdraw “if the Purchaser ha[d] not agreed to accept your Shares for payment by January 15, 2009 . . . .”  Two stockholder’s withdrew from the offering between January 8, 2010 and January 28, 2010.

 The Additional Forms received from the stockholders who did not withdraw (7 stockholders submitted Additional Forms for an aggregate of 19,514.921 shares), were sent by overnight mail to the Transfer Agent on January 28, 2010 (while a few of the forms were received prior to the week of January 28, 2010, the Transfer Agent required that all forms be sent together).

On January 20, 2010, Piedmont issued a Current Report on Form 8-K reporting, in part that:

“The processing by the Corporation’s transfer agent of the changes in the Corporation’s outstanding common stock as a result of the Recapitalization may result in delays in processing of stockholder requests for changes in their account information.”

On February 2, 2010, in response to multiple emails and voice-mails from Company counsel as to whether the documents had been reviewed, the Transfer Agent stated in an email:

“I received the documents and forwarded them to our transfer agent for processing.  If anything else is needed, I will let you know.” 3

2           The stockholder’s each acknowledged in the Letter of Transmission that Shares may be transferred only “upon completion of all forms obtained from the Company duly executed, delivery of the forms and such other documents as the Company may require to the Company . . . .”
3           Company counsel does not know why the Transfer Agent is referring to a “transfer agent.”  While counsel has repeatedly requested a clarification of the Transfer Agent’s relationship to Piedmont, counsel has not received a response.  Counsel notes that the Transfer Agent is noted as Piedmont’s transfer agent on Piedmont’s website.

Perry J. Hindin, Esq.
February 23, 2010

On February 3, 2010, in response to an email from Company counsel as to when processing would be completed,  the Transfer Agent stated:

“They should be completed within a couple of days.”

On February 9, 2010,  the Transfer Agent stated in an email:

“All of the paperwork is currently with our transfer agent.  I will let you know if they request any additional documentation.”

The next time Company counsel heard from the Transfer Agent, on February 11, 2010, Company counsel was made aware, for the first time, that the Shares could not be released for transfer when the Transfer Agent wrote the following in an email:

“Piedmont Office Reality Trust, Inc. will be DRS eligible, expected to be around February 16th, which will release the shares for transfers.”

On February 18, 2010, after repeated requests from Company counsel that the process be expedited and the delays be explained, the Transfer Agent wrote:

“As you know Piedmont recently listed on the NYSE.  In preparation for that listing and for a time period post listing, all Piedmont accounts were frozen.  This was necessary to prepare the shares for a public listing as well as to facilitate the proper movement of shares after the listing took place.  The requests that you submitted were treated no differently than any other like requests made during the same time period.  Now that the freeze has been removed we will be able to move forward with the requests that you have submitted.

We expect to complete all of the transfers tomorrow, with the exception of Mr. [***]’s request.  Once I have confirmation the transfers have been completed, I will email this group to confirm.  We expect to be able to send you a fax copy of the confirmation statement no later than Tuesday of next week for these transactions.” (Stockholder name deleted).

This email of February 18, 2010 was the first time that the Transfer Agent informed the Company that one of the transfers could not be completed because such Shares had been transferred from the Transfer Agent’s possession into a custodial account of a third party.

On February 19, 2010, at 7:27 A.M. Pacific Time, The Transfer Agent advised the Company in an email as follows:

Perry J. Hindin, Esq.
February 23, 2010

“This is to confirm that all of the re-registrations have been completed.  I should have a copy of the confirms to send to you tonight or Monday at the latest.  The only account that is not complete, besides Mr. ***, is the account for ***.  As stated in my previous email this morning, we have not been able to locate an account under that title.  As soon as you provide me with the Piedmont account number, we will have that account processed.” (Stockholder name deleted).

This email of February 19, 2010 was the first time that the Transfer Agent informed the Company that another transfer could not be completed because the account number could not be located.  The Transfer Agent hypothesized that the problem may be that the Shares were registered in the name of a different entity than the entity which tendered the Shares.  Despite the fact that the Transfer Agent had the tender documentation for a long period of time, the Company had not been informed that such two stockholders had not provided proper documentation to transfer the Shares to the Company.

At the time of the Commission’s inquiry on February 18, 2010, the Company had not yet received confirmation from the Transfer Agent that any of the Shares could or would be transferred to the Company.  Following the conversation with the Commission, the Transfer Agent informed Company counsel that the transfers of the Shares for six of the seven  stockholders should be completed the following day.  The next day, the Transfer Agent stated that transfers for five of the seven stockholders had been completed.  The Transfer Agent explained that an additional stockholder could not transfer the Shares due to an incorrect or non-existent account number.  The Shares are not certificated securities and the Transfer Agent maintains the stock ledger in book entry identified by account number.  The Transfer Agent did not have a record of the stockholder owning any Shares.  The Company did not have confirmation about whether the Shares could be transferred or that the stockholders even owned the Shares that they were tendering until February 19, 2010.

On February 22, 2010, one business day after the Company received confirmation that the transfers would be completed, the Company made payment to five of the seven stockholders that submitted documents to tender their Shares and had not withdrawn.  Company counsel is attempting to contact the two stockholders whose transfers have not been completed by the Transfer Agent.

We note that the Offer to Purchase stated the following with regards to payment:

“Upon the expiration of the Offer and the acceptance of the Shares you tender, the Purchaser will pay you (either directly, or indirectly through the Corporation’s transfer agent) promptly (within three business days, to the extent possible) upon the confirmation from the Corporation that the Shares will be transferred to the Purchaser. Confirmation will generally occurs approximately 10 days after the transfer agent’s receipt of the documentation described in the instructions provided with the Letter of Transmittal.”

Perry J. Hindin, Esq.
February 23, 2010

The Company made payment one business day after the Company received confirmation that the transfers were completed.  Therefore, the Company and its counsel strongly believe that the Company has acted in compliance with both the terms and the spirit of the Prompt Payment Rule.4  Moreover, we note on behalf of the Company, that the Company’s intent has been to comply with the Prompt Payment Rule.

While the Company expected the Transfer Agent to follow typical settlement practices, the Company was not in control of the settlement process or the settlement practices of the Transfer Agent.  The transfer process was complicated and delayed by requests for additional transfer documents, a recapitalization of Piedmont’s Common Stock and an application by Piedmont to have Piedmont’s Common Stock listed on the digital registration system of the Depository Trust Company.  The Company did not benefit from the transfer delays in any way, and the Company made every effort to expedite the transfer process with the Transfer Agent, an unaffiliated party that the Company could not influence or control.

As stated above, the Transfer Agent confirmed on February 19, 2010 that 16,316.921 of the 19,514.921 Shares submitted for transfer to the Transfer Agent were actually transferred.  In compliance with the Offer to Purchase, upon the confirmation from Piedmont that the Shares will be transferred to the Purchaser and the Prompt Payment Rule, the Company made payment for the 16,316.921 shares on February 22, 2010.  Any earlier payment would have resulted in the Company paying for Shares that it would never own.

We trust that the foregoing is responsive to your request.  If you have any questions, please call me at (714) 641-3487.

Sincerely yours,

RUTAN & TUCKER, LLP

/S/ Derek Dundas

Derek D. Dundas

4      The Company did not have control of any of the Shares until February 19, 2010 or confirmation that any such Shares would be transferred to the Company. As a result, the Company did not have the ability to sell such Shares and use the proceeds of such sales to make payment.